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October 2, 2019

VIA EDGAR

Karen Rossotto, Esq.

Senior Counsel

Division of Investement Management

Securities and Exchange Commission

100 F Street NE
Washington, DC 20549

Re:	Praxis Mutual Funds Preliminary Proxy Statement Filing (Accession No: 0001398344-19-016622)

Dear Ms. Rossotto:

This letter responds to the comments you provided to me via telephone on September 20, 2019, with respect to the preliminary proxy statement (“Proxy Statement”) on Schedule 14A filed on behalf of the Praxis Mutual Funds on November 20, 2018 (Accession No: 0001398344-19-016622).

1.	Comment: In the table containing information about the experience of each Nominee (“Table”), in the “Number of Other Directorships” column, please replace each occurrence of “N/A” with “0”.

Response: The requested change will be made.

2.	Comment: Please add narrative disclosure briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each Nominee should serve as a Trustee.

Response: The requested change will be made.

3.	Comment: In the “Board Structure and Leadership” paragraph, in the third sentence, please add “as Independent Chairperson” immediately after “to succeed Ms. Harder” to clarify that Ms. Smith will be succeeding Ms. Harder as Independent Chairperson of the Board.

Response: The requested change will be made.

4.	Comment: In the “Costs Associated with the Meeting” paragraph, please provide an estimate of the costs of the proxy solicitation.

Response: The requested change will be made.

If you or any other members of the Staff have any questions or comments regarding this letter, please call me at 860-524-3937.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Mutual Funds